Cognizant Technology Solutions Glenpointe Centre West 500 Frank W. Burr Blvd. Teaneck, New Jersey 07666 Telephone (201) 801-0233 Fax (201) 801-0243 www.cognizant.com

May 22, 2007

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Mail Stop 4561

Attention: Stephen Krikorian, Accounting Branch Chief

Re:	Cognizant Technology Solutions Corporation

Form 10-K for the fiscal year ended December 31, 2006

Filed February 16, 2007

File No. 000-24429

Dear Mr. Krikorian:

This letter is submitted on behalf of Cognizant Technology Solutions Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated May 8, 2007 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.

Form 10-K for the fiscal year ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Risks, page 32

1.

We note that your revenue recognition critical accounting estimate and risk disclosure focuses on your accounting policy for fixed-price contracts. Specifically, your disclosure states that your accounting policy for fixed-price contracts contains estimates of total contract costs and such estimates are subject to revision as the contract progresses. Please tell us your consideration of disclosing the material implications of the estimates involved in your accounting policy for fixed-price contracts. In this respect, your critical accounting policy should describe how the estimates are derived, how accurate estimates have been in the past and whether the estimates are reasonably likely to change in the future. Please note that you should provide quantitative as well as qualitative information when information is reasonably available. We refer you to the Commissions “Guidance

May 22, 2007

Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” Release No. 33-8350, Section V.

Response:

We have reviewed Section V of the Commission’s Interpretative Release No. 33-8350 and understand your comments and the Commission’s guidance on these matters. We have further enhanced our compliance with the guidance the Staff has provided with regard to these matters in our Form 10-Q for the quarter ended March 31, 2007 by expanding our disclosure of revenue recognition in the “Critical Accounting Estimates and Risks” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our disclosure has been expanded to read as follows:

Revenue Recognition. Revenues related to our highly complex information technology application development contracts, which are predominantly fixed-priced contracts, are recognized as the service is performed using the percentage of completion method of accounting. Under this method, total contract revenue during the term of an agreement is recognized on the basis of the percentage that each contract’s cost to date bears to the total estimated cost (cost to cost method). This method is followed where reasonably dependable estimates of revenues and costs can be made. Management reviews estimated future labor costs, the driver of total expected contract costs, on an ongoing basis. Revisions to our estimates may result in increases or decreases to revenues and income and are reflected in the consolidated financial statements in the periods in which they are first identified. If our estimates indicate that a contract loss will be incurred, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated costs of the contract exceed the estimated total revenues that will be generated by the contract and are included in cost of revenues in our unaudited condensed consolidated statement of operations. Contract losses for the 2007 and 2006 periods presented were immaterial.

Historically, our estimates of future labor costs used under the percentage of completion method of accounting have been accurate and any positive or negative adjustments to revenue have been immaterial. We do not believe that the accuracy of our estimates is reasonably likely to change in the future. Please see response number five for further information on how our cost estimates are derived for contracts accounted for under the percentage of completion method of accounting. We further advise the Staff that we will continuously monitor our disclosure of critical accounting estimates and risks and update our disclosure in future filings when deemed necessary in accordance with the Staff’s guidance.

May 22, 2007

Results of Operations, page 34

2.	Your disclosure on page 21 of the filing appears to identify pricing rates as a key driver of your profitability. If this is correct, please tell us your consideration of disclosing the impact that your pricing rates and/or changes in your pricing rates had on your profit margin and your overall profitability in your management’s discussion and analysis of financial condition and results of operations. In this respect, section III.B of SEC Release 33-8350 states that “companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company.” In addition, Item 303(a)(3)(iiii) of Regulation S-K requires you to disclose the extent to which material increases in net revenue are attributable to changes in prices.

Response:

We have reviewed the Section III.B of the Commission’s Interpretative Release No. 33-8350 and Item 303(a)(3)(iii) of Regulation S-K and understand your comments on the Commission’s guidance on these matters. We disclosed additional factors that may affect our future results in Item 1A. Risk Factors in our Form 10-K for the year ended December 31, 2006. One such factor relates to our ability to maintain favorable pricing rates and their potential effect on profitability in the future. Although, favorable pricing for our services is an important aspect of our ability to maintain our profit margins, it was not a key driver, either positively or negatively, of our increase in revenues and profitability for the years ended December 31, 2006 and 2005. Pricing has remained relatively stable over the last three years and did not have a material impact on revenue growth or operating margins. The principal driver of our growth has been strong market-related demand for IT outsourcing services, particularly the onsite/offshore delivery model offered by many Indian IT services companies and the expansion of our service offerings. Accordingly, we concluded a discussion on pricing rates was not necessary in our Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We advise the Staff that we will continue to monitor the effect of pricing on both revenue and operating margins and will discuss the impact of changes in pricing in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings when deemed necessary in accordance with the Commission’s interpretative release.

May 22, 2007

3.	We note your use of non-GAAP measures which excludes the impact of stock-based compensation expense as a result of the adoption of SFAS 123(R) and a one-time tax benefit related to the American Jobs Creation Act. Tell us your consideration of providing all the disclosure required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued in June 2003. In this respect, your disclosure does not appear to include the economic substance behind management’s decision to use the non-GAAP measures, the material limitations associated with the use of the non-GAAP measures as compared to the use of the most directly comparable GAAP measures and the manner in which management compensates for these limitations when using the non-GAAP measures.

Response:

We have reviewed Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial measures issued in June 2003 and understand your comments and the Commission’s guidance on these matters. In response to the Staff’s comments we have enhanced our disclosure with the guidance the Staff has provided with regard to these matters in our Form 10-Q for the quarter ended March 31, 2007. Specifically, we expanded our disclosure regarding the use of Non-GAAP measures disclosed in the “Results of Operations” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our disclosure in our Form 10-Q has been expanded to read as follows:

The table below includes non-GAAP income from operations, excluding stock-based compensation, a measure defined by the Securities and Exchange Commission as a non-GAAP financial measure. This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and may be different from non-GAAP measures used by other companies. In addition, this non-GAAP measure, the financial statements prepared in accordance with GAAP and reconciliations of our GAAP financial statements to such non-GAAP measure should be carefully evaluated.

We manage the company to a targeted operating margin, excluding stock-based compensation costs, of 19% to 20% of revenues. Accordingly, we believe that non-GAAP income from operations, excluding stock-based compensation costs, is a meaningful measure for investors to evaluate our financial performance. For our internal management reporting and budgeting purposes, we use financial statements that do not include stock-based compensation expense related to employee stock options and employee stock purchases for financial and operational decision making, to evaluate period-to-period comparisons and for making comparisons of our operating results to that of our competitors. Moreover, because of varying available valuation methodologies and the variety of award types that companies can use under SFAS No. 123R, we believe that

May 22, 2007

providing a non-GAAP financial measure that excludes stock-based compensation allows investors to make additional comparisons between our operating results to those of other companies. Accordingly, we believe that the presentation of non-GAAP income from operations when read in conjunction with our reported GAAP income from operations can provide useful supplemental information to our management and to investors regarding financial and business trends relating to our financial condition and results of operations.

A limitation of using non-GAAP income from operations versus income from operations reported in accordance with GAAP is that non-GAAP income from operations, excludes a cost, namely, stock-based compensation that is recurring. Stock-based compensation has been and will continue to be for the foreseeable future a significant recurring expense in our business. In addition, other companies may calculate non-GAAP financial measures differently than us, thereby limiting the usefulness of this non-GAAP financial measure as a comparative tool. We compensate for this limitation by providing specific information regarding the GAAP amounts excluded from non-GAAP income from operations and evaluating such non-GAAP financial measure with financial measures calculated in accordance with GAAP.

On a prospective basis, we will continue to include such or similar disclosure in future filings whenever we disclose Non-GAAP financial measures.

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

4.	Your disclosure states that you recognize revenue related to fixed-price contracts that provide for application development services using the percentage-of-completion method of accounting. This implies that you have concluded that service contracts of this nature are scoped into SOP 81-1. If this is correct, please provide your analysis of paragraphs 11 through 15, including footnote 1, of SOP 81-1 which supports your conclusion.

Response:

We respectfully advise the Staff that we have considered the provisions of SOP 81-1, including footnote 1 and paragraphs 11 through 15, in establishing our policy for recognizing revenue for fixed-priced contracts that provide for highly complex information technology application development services under the percentage of completion method of accounting. These contracts generally require Cognizant IT personnel to analyze, design, modify, customize, build, implement, and integrate new IT systems or applications in accordance with the specifications provided by our customers. We believe that our contracts meet the criteria set forth in paragraph 11 of SOP 81-1,

May 22, 2007

which states that SOP 81-1 “applies to accounting for performance of contracts for which specifications are provided for by the customer for construction of facilities or the production of goods or the provision of related services.” Specifically, our IT personnel are designing, modifying, customizing, building and implementing computer application systems to our customer’s specifications. We believe our services are analogous to “contracts to design, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts”, which is cited as an example of contracts covered by SOP 81-1. Moreover, we believe that our application development contracts do not fall under the definition of contracts not covered SOP 81-1 that are described in paragraph 14 because our services are not produced in a standard manufacturing environment and the application systems we deliver are unique to each customer rather than a homogeneous product.

The contracts between Cognizant and its customers generally consist of specific work orders under legally enforceable master service agreements. The duration of the consulting services provided vary depending upon the size and complexity of the project. Our right to receive payment is governed by our ability to deliver services specified in the work order. Therefore, we believe we have also met the criteria in paragraph 12 of SOP 81-1, which states that contracts covered by SOP 81-1 “are binding agreements between the buyers and sellers in which the seller agrees for compensation, to perform a service to the buyer’s specifications….Performance will often extend over long periods, and the sellers’ right to receive payment depends on his performance in accordance with the agreement.”

5.	Your disclosure states that you measure performance based on the cost-to-cost method when you apply percentage-of-completion accounting. Please tell us how you evaluate the costs incurred on these contracts to determine whether the costs relate to contract performance; we refer you to paragraph 50 of SOP 81-1. As part of your response, please clarify whether you purchase equipment or software in the early stages of your application development contracts. If so, clarify how you evaluate whether such costs relate to contract performance. In addition, clarify the nature of your unbilled accounts receivable as of December 31, 2006, including the reasons that you were unable to bill the amounts.

Response:

To recognize revenue under the cost-to-cost method, we multiply contractual revenues by the ratio of total standard labor costs incurred to date to estimated total standard labor costs to complete the project. Labor costs of our IT personnel and subcontractors represent approximately 79% of our total delivery cost. Costs incurred for project delivery include salary and benefits, travel costs, computer equipment and software costs used in delivery of services, and facilities costs related to

May 22, 2007

our IT development centers. We believe the ratio of standard labor costs incurred to date to total estimated standard labor costs is the best measure of progress towards completion of services for our application development contracts. This method to measure progress towards completion of services is permitted by paragraph 48 of SOP 81-1. Accordingly, at the beginning of each project, we estimate total standard labor costs, which is derived by multiplying total expected labor hours to complete the project by our standard labor rates for each consultant. Our standard labor rates include the cost of salary and benefits.

We do not consider travel costs and our infrastructure costs, namely our facilities costs (including the cost of computer equipment and software costs used in delivery of services) related to our IT development centers, in measuring progress towards completion of services. In addition, the cost of computer equipment and software costs unique to the delivery of services to a particular customer that cannot be redeployed to another project are immaterial. As such, these costs are disregarded in applying our cost-to-cost method of accounting. In our Annual Report on Form 10-K for the year ending December 31, 2007, we will update our revenue recognition accounting policy to state that under the cost-to-cost method we only consider labor costs and, accordingly, the cost of computer equipment and software is excluded.

Unbilled receivables represent differences in the timing of the performance of services and the billing of such services. The timing of billing is driven by specific contractual billing dates or milestones in our contracts or the billing cycle used for a particular customer. Additionally, where our monthly billing cycle was not at month end, we recorded an unbilled receivable for services performed from the last billing date in December until December 31st. We have contracts in place for all unbilled receivables reflected in our financial statements.

6.	Your disclosure states that you separate contracts that provide both application maintenance and application development services based on their relative fair values pursuant to EITF 00-21. Please clarify how you have determined the relative fair values of each of these elements. In addition, please clarify how you evaluate paragraph 14 of EITF 00-21, when determining whether the application development services are contingent on the application maintenance services.

Response:

Revenue from multiple element contracts were immaterial for each of the years ended December 31, 2006, 2005 and 2004. In cases where we have entered into arrangements that provide for both application maintenance and application development services, arrangement consideration is allocated among the units of accounting based on their relative fair values. Fair value of each service or element in a contract is determined by multiplying estimated hours to complete the project by the market billing rate for such service. The market billing rate is the actual billing rate we charge a customer for similar

May 22, 2007

services on a stand-alone basis.

We further advise the Staff that, with a few exceptions, we enter into separate contracts for each application development and application maintenance project. In cases, where we initially provide application development services and then subsequently provide maintenance services for the application developed for the customer, the application maintenance contract is almost always negotiated and executed after the application development services have been completed and is clearly not entered into as part of the application development services nor are the application development services contingent on the application maintenance services.

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (201) 678-2712 or Steven E. Schwartz, Esq., our Vice President and General Counsel, at (201) 678-2759.

Sincerely,

/s/ Gordon Coburn

Chief Financial and Operating Officer

cc:	Morgan Youngwood

Chris White

(Securities and Exchange Commission)

Steven E. Schwartz, Esq.

(Cognizant Technology Solutions Corporation)

Andrew P. Gilbert, Esq.

(Morgan, Lewis & Bockius LLP)

Robert Sturm

(PricewaterhouseCoopers LLP)